PRIMERO REPORTS 32% INCREASE IN 2013 YEAR-END GOLD MINERAL
RESERVES AND 23% INCREASE IN GOLD MINERAL RESERVE GRADE AT
SAN DIMAS

Toronto, Ontario, March 5, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announced year-end Mineral Reserves and Mineral Resources for its San Dimas mine in Mexico. The Company reported that Proven and Probable Gold Mineral Reserves increased 32% over year-end 2012, to 870,000 ounces, at a 23% higher grade. Measured and Indicated Gold Mineral Resources increased 28% over year-end 2012 to 997,000 ounces (inclusive of Mineral Reserves).

”Primero has been very successful at consistently increasing reserves and resources and expanding the mine life of its San Dimas mine” stated Mr. Joseph F. Conway, President and Chief Executive Officer, “Importantly we were also successful at defining higher grade mineralization, with a 23% increase in the Gold Mineral Reserve grade and an 18% increase in the Silver Mineral Reserve grade. The 2013 exploration program significantly expanded one of the new high-grade veins, Victoria, that was discovered in 2012. The Victoria vein is a prime example of the value we see at San Dimas. The vein was unknown at the beginning of 2012, contributed approximately 45,000 ounces to the 2012 year end Gold Mineral Reserves, provided meaningful production in 2013 and through drilling has now expanded to 195,000 ounces at 11.5 g/t of gold in the 2013 year end Mineral Reserve estimate. Due to close proximity to infrastructure we expect to access the highest grade portion of the Victoria vein within the next 18 months. Primero’s continued exploration success at San Dimas led us to expand the mill to 2,500 tonnes per day. With the mine and mill expected to be operating at 2,500 tonnes per day by the end of this quarter, the Company expects to increase production in 2014 to between 155,000 and 165,000 gold equivalent ounces. Our focus is now on ensuring we have sufficient Mineral Reserves in order to justify a potential further mill expansion to 3,000 tonnes per day. Our exploration team is focused on identifying new ounces in close proximity to existing infrastructure. The discovery of an additional mineable high-grade vein system, or the expansion of the use of long-hole mining at San Dimas would likely be enough to support a decision to expand the mine to 3,000 tonnes per day.”

As at December 31, 2013, the Company reported adding 311 thousand ounces of gold to the Proven and Probable Mineral Reserves at San Dimas, before depleting 102 thousand ounces during the year. This equates to replacing the 12 month gold depletion by 305%.

The following is Primero’s accounting of the Company’s San Dimas mine’s Mineral Reserve changes since year-end 2012:

	Gold	Silver
	(‘000 ounces)	(‘000 ounces)
Probable Mineral Reserves as at December 31, 2012	660	39,377
Mining depletion during 2013*	(102)	(6,172)
Proven and Probable Mineral Reserve ounce increase during 2013**	311	16,274
Proven and Probable Mineral Reserves as at December 31, 2013	870	49,479

* 2013 production and depletion included ounces outside Mineral Reserves.
** Includes an impact due to metal price and cut-off grade changes. Reserve metal prices changed from $1,400 per ounce of gold and $25 per ounce of silver in 2012 to $1,250 per ounce of gold and $20 per ounce of silver in 2013; cut-off grade changed from 2.4 g/t in 2012 to 2.7 g/t in 2013.

Mineral Reserves and Mineral Resources

The Company retained AMC Mining Consultants (Canada) Ltd. (“AMC”) for its year-end 2013 Mineral Resource update and completed its year-end 2013 Mineral Reserve estimation in-house. The Company’s Mineral Reserves and associated Mineral Resources were estimated using a block modelling approach with ordinary kriging interpolation. The remaining veins outside of Mineral Reserves were estimated using a polygonal method and included in Inferred Resources. The Mineral Reserves and associated Mineral Resources were constrained in 40 individual geological models (18 individual geological models in 2012) based on wireframes of the various veins. These wireframes were modelled along the vein contacts, and were defined by gold and silver grades, structural geology, quartz veining and mineral alteration. Block dimensions were based on grade estimation blocks of 9 metres by 9 metres by vein width. Grade capping was applied for some veins based on the results of log probability plots of the accumulated gold and silver grades. To convert Mineral Resources to Mineral Reserves, mining dilution was added and mining recovery factors were applied on an individual vein basis and respecting mining methodology. For the block-modelled veins, Measured and Indicated Mineral Resources were estimated using a search ellipsoid of between 15 metres and 30 metres and Inferred Mineral Resources were estimated with a search ellipsoid of between 30 metres and 45 metres. The Company continues to utilize an external laboratory for all drill samples.

Table 1: San Dimas Mine Mineral Reserves and Mineral Resources as at December 31, 2013.

Classification	Tonnage	Gold Grade	Silver Grade	Contained Gold	Contained Silver
	(million tonnes)	(g/t)	(g/t)	(000 ounces)	(000 ounces)
Mineral Reserves
Proven	0.924	5.6	345	166	10,256
Probable	3.970	5.5	307	704	39,223
Proven & Probable	4.893	5.5	315	870	49,479
Mineral Resources
Measured	0.768	7.4	457	182	11,284
Indicated	3.514	7.2	411	814	46,429
Measured & Indicated	4.282	7.2	419	997	57,713
Inferred	7.333	4.2	310	998	72,647

Notes to Mineral Reserve Statement:

1.

Cutoff grade of 2.7 grams per tonne (”g/t”) gold equivalent (“AuEq”) based on total operating cost of US$104.97/t. Metal prices assumed are gold US$1,250 per troy ounce and silver US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

2.	Processing recovery factors for gold and silver of 97% and 94% assumed.
3.	Exchange rate assumed is 13 pesos/US$1.00.
4.

The Mineral Reserve estimates were prepared under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, Primero and a QP for the purposes of National Instrument 43-101 (“NI 43-101”).

Notes to Mineral Resource Statement:

1.	Mineral Resources are total and include those resources converted to Mineral Reserves.
2.	A 2.0g/t AuEq cutoff grade is applied and the gold equivalent is calculated at a gold price of US$1,300 per troy ounce and a silver price of US$20 per troy ounce.
3.	A constant bulk density of 2.7 tonnes/m3 has been used.
4.	The Mineral Resource estimates were prepared by Mr. Rodney Webster MAusIMM, MAIG and Mr. J. Morton Shannon P.Geo., both of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.

There is significant exploration potential at San Dimas beyond the stated Mineral Resources and Mineral Reserves. The scale of the identified targets was not thoroughly reviewed at December 31, 2013, but is expected to remain in the order of 6-10 million tonnes at grade ranges of 3-5 grams per tonne of gold and 200-400 grams per tonne of silver, as estimated at December 31, 2011. This potential mineralization has been estimated by Primero from geological and grade modelling. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the targets being delineated as a Mineral Resource.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and now 100% of the Black Fox mine and Grey Fox exploration property in Timmins, Ontario. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The Mineral Reserve and Mineral Resource estimates for the San Dimas mine have been prepared by Mr. Rodney Webster MAusIMM, MAIG and Mr. J. Morton Shannon P.Geo, all of AMC and all Qualified Persons (“QP”) for the purposes of National Instrument 43-101 (“NI 43-101”). Mr. Webster and Mr. Shannon are independent of the Company. All of the above QPs have reviewed and approved the contents of this news release with respect to the Mineral Reserves and Mineral Resources estimates section.

The scientific and technical information regarding exploration results contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, Primero, who is a QP for the purposes of NI 43-101.

Mr. Voicu has reviewed and approved the contents of this news release with respect to the scientific and technical information regarding exploration results.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES AND RESERVE ESTIMATES

This news release has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource estimates disclosed in this news release may not be comparable to similar information disclosed by U.S. companies.

The mineral reserve estimates in this news release have been prepared in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definition of “proven and probable reserves” used in NI 43-101 differs from the definition in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

In addition, this news release uses the terms “measured and indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured and indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this news release. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration will result in any category of NI 43-101 mineral resources being identified.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expect”, “is expected”, “in order to”, “is focused on” (a future event), , “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources and exploration potential into reserves and resources, the ability to access ore in the Victoria vein, the timing, nature and success of exploration activities, the discovery of additional ounces close to infrastructure that would lead to a decision for a mill expansion to 3,000 tonnes per day and the potential results of such decision, the future potential to discover new economic veins at San Dimas, that such veins or the expansion of long-hole mining would support a decision to expand the mine to 3,000 tonnes per day, and intentions to becoming an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that prices for gold and silver remain consistent with the Company's expectations; that the Company identifies new veins and extensions of existing veins, that Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate, the discovery of additional ounces close to infrastructure and that mill and mine development progress as planned. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to achieve planned production levels; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities ; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; and the ability to build a portfolio of precious metals assets in the Americas that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; landowner dissatisfaction and disputes; damage to equipment; and labour disruptions. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.